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                              July 15, 2020

       Christopher Cashion
       Chief Financial Officer
       Superior Drilling Products, Inc.
       1583 South 1700 East
       Vernal, UT 84078

                                                        Re: Superior Drilling
Products, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 1, 2020
                                                            File No. 333-239608

       Dear Mr. Cashion:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3 filed July 1, 2020

       General

   1. We note that this registration statement covers the resale of up to 4 million shares by Troy and Annette Meier, your
founders and CEO and COO, respectively. Further, we note
                                                        your disclosure on page
5 of the resale prospectus that the Meiers have agreed with you that the proceeds of
any share sales under this prospectus shall be used to reduce the amounts outstanding
under the Tronco note receivable. In light of both the
                                                        Meiers' relationship to
the company and the fact that the proceeds of any resales will be going to the company,
please provide a detailed legal analysis of why this transaction should be considered a
secondary offering. Consider Question 212.15 and Interpretation
                                                        612.09 of our
Securities Act Rules Compliance and Disclosure Interpretations.
 Christopher Cashion
Superior Drilling Products, Inc.
July 15, 2020
Page 2
2. Please tell us whether there is a written agreement with the Meiers requiring them to use the proceeds from any resales to reduce the amounts outstanding under the Tronco note receivable, and if so, please file this agreement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Michael C. Foland, Attorney-Advisor, at (202) 551-6711 or Jan Woo,
Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameChristopher Cashion
                                                            Division of
Corporation Finance
Comapany NameSuperior Drilling Products, Inc.
                                                            Office of
Technology
July 15, 2020 Page 2
cc:       Kevin J. Poli, Esq.
FirstName LastName